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                                                                       EXHIBIT 1

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                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


TO:              British Columbia Securities Commission
                 Alberta Securities Commission
                 Saskatchewan Financial Services Commission, Securities Division Ontario Securities Commission
                 Commission des valeurs mobilieres du Quebec
                 Nova Scotia Securities Commission
                 Securities Commission of Newfoundland and Labrador

ITEM 1. REPORTING ISSUER

        The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2. DATE OF MATERIAL CHANGE

        February 24, 2005

ITEM 3. NEWS RELEASE

        A news release was issued on February 25, 2005 through CNN Matthews news wire service.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        The Corporation released its financial results for 2004. For the year ended December 31, 2004 the Corporation reported a net loss of $92,110,000 or $1.79 per share on revenues of $185,204,000 compared to net income of $38,378,000 or $0.75 per share on revenues of $192,141,000 for the year ended December 31, 2003. The results for 2004 include a non-cash impairment charge of $108,000,000 (net of tax - $103,376,000 or $2.01 per share) to write down the carrying value of mining interests.

        The results for 2004 include an insurance recovery of $7,148,000 (net of tax - $4,352,000) relating to losses incurred in connection with the failure of the primary crusher in 2002 and a foreign exchange loss of $340,000 (net of tax - $340,000) compared to a foreign exchange gain of $18,138,000 (net of tax - $15,055,000) in 2003. After adjusting for the impairment charge, the insurance recovery and foreign exchange, the adjusted net income was $7,254,000 or $0.14 per share for the year ended December 31, 2004 compared to adjusted net income of $23,323,000 or $0.46 per share for the year ended December 31, 2003.

        In 2004, the Corporation's palladium revenue benefited from a 7% increase in palladium production, together with a floor price of US$325 per ounce on 100% of production under its palladium sales contract compared to an average palladium spot price of US$230 per ounce for the year. In addition, revenue from by-product metal increased by 13% to $71,416,000 in 2004 compared to $63,424,000 in the prior year, reflecting the increased production of, and improved pricing for nickel, platinum, gold and copper. Palladium forward contracts provided $20,437,000 of additional revenue in 2003, whereas there were no palladium forward contracts realized in 2004.

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        The Corporation reported a net loss for the three months ended December
        31, 2004 of $107,663,000 or $2.09 per share on revenues of $35,182,000 compared to a net income of $16,092,000 or $0.31 per share on revenues of $59,805,000 for the three months ended December 31, 2003. The results for the fourth quarter 2004 include the non-cash impairment charge described above.

        Production costs for 2004, including overheads but excluding non-cash amortization, of $102,936,000 were comparable to $103,654,000 in the prior year, however, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, decreased to US$159 per ounce in 2004 compared to US$175 per ounce in 2003. The improvement in unit cash costs was achieved by a 7% increase in palladium production combined with a 13% increase in revenue from by-product metals. The Lac des Iles mine produced 308,931 ounces of palladium in the current year compared to 288,703 ounces in 2003. In the fourth quarter cash costs to produce palladium increased to US$251 per ounce compared to US$85 per ounce in the fourth quarter of 2003. The increase in unit costs in the current quarter was due to a decline in ore grade and tonnes milled and a higher waste-to-ore strip ratio. The strip ratio is expected to return to normal levels in 2005 as Phase Four mining advances.

        During the fourth quarter of 2004, the mill processed 1,202,942 tonnes of ore, or an average of 13,075 tonnes per day, with a palladium grade of 2.17 grams per tonne, producing 62,526 ounces of palladium at a recovery rate of 74.6%. This compares with the fourth quarter of 2003, when the mill processed 1,500,684 tonnes of ore, or 16,312 tonnes per day, with a palladium grade of 2.47 grams per tonne, producing 94,114 ounces of palladium at a recovery rate of 75.1%. Mill availability during the fourth quarter was affected by down time caused by the tie-in of the new secondary crusher in addition to increased maintenance on conveyor belts and chutes. During the fourth quarter, the waste strip ratio increased to 3.46:1 compared to 1.89:1 in the fourth quarter of 2003. In 2004, mining moved into Phase Four, requiring a higher level of waste removal whereas in the fourth quarter of 2003, mining was from the final stage of Phase Three.

        While palladium production increased 7% in 2004 compared to the prior year, tonnes of concentrate treated increased 24% due to a drop in concentrate grade. In an effort to improve the concentrate grade, various milling parameters are currently under investigation, including changes made to the mill flow sheet, reagent mix and recycle water quality. The concentrate quality also declined in the year resulting in higher smelter penalty charges. In aggregate, smelter treatment, refining and freight cost increased by 24% to $23,602,000 compared to $19,048,000 in 2003.

        Non-cash amortization expense increased to $36,710,000 in 2004 compared to $28,590,000 in 2003. The higher amortization amount is attributable to the 7% increase in palladium production and the increase in the unit of production amortization rate due to a restatement of reserves in mid 2003 that resulted in a 20% reduction in palladium reserve ounces.

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        With the increased activities on the Corporation's exploration projects, exploration expense was $2,479,000 in 2004 compared to $1,942,000 in the prior year. In 2004, the Corporation incurred interest expense on long-term debt of $1,756,000 compared to $3,158,000 in 2003. The reduced interest expense in the current year reflects the reduction in the level of average debt year-over-year.

        The adjusted net income reported in this report has not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net income or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

        The following table provides a reconciliation between our adjusted net income and net income (loss) as reported in accordance with Canadian GAAP for the years ended December 31, 2004 and December 31, 2003:

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(in thousands except per             NET INCOME              BASIC NET INCOME
share amounts)                       YEAR ENDED                 PER SHARE
                                     DECEMBER 31          YEAR ENDED DECEMBER 31
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                                  2004        2003           2004        2003
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Canadian GAAP net income
(loss) as reported             $(92,110)    $ 38,378      $  (1.79)     $ 0.76
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Impairment charge net of tax    103,376           --          2.01          --
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Foreign exchange (gain) loss
net of tax                          340      (15,055)         0.01       (0.30)
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Insurance recovery net of tax    (4,352)          --         (0.09)         --
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Adjusted net income             $ 7,254     $ 23,323        $ 0.14      $ 0.46
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ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        See attached press release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        N/A

ITEM 7. OMITTED INFORMATION

        N/A

ITEM 8. EXECUTIVE OFFICER

        Mary D. Batoff, Vice President, Legal and Secretary

        Tel.: 416-360-2655

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ITEM 9. STATEMENT OF EXECUTIVE OFFICER

        The foregoing accurately discloses the material change referred to herein.

        DATED at Toronto, this 7th day of February, 2005.



                                      NORTH AMERICAN PALLADIUM LTD.

                                               "MARY D. BATOFF" (SIGNED)
                                      Per:
                                               ---------------------------------
                                               Mary D. Batoff
                                               Vice President, Legal & Secretary

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